August 11, 2016
Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC 20549

Re:	Maxwell Technologies, Inc. Request for Withdrawal Pursuant to Rule 477 of Form AW (File No. 333-196495)
Ladies and Gentleman:
On behalf of Maxwell Technologies, Inc. (the “Company”), we hereby request withdrawal of the Form AW that was previously filed by the Company on August 10, 2016 (accession number 0000319815-16-000154), which Form AW requested the withdrawal of Post-Effective Amendment No. 1 to Form S-3 (File No. 333-196495) erroneously filed under form type S-3/A (accession number 0000319815-16-000150). We are requesting withdrawal of the Form AW because the Form AW was not signed by the registrant. In accordance with Rule 477 under the Securities Act, no securities have been sold under Post-Effective Amendment No. 1 to the Form S-3.
Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call Jeffrey Higgins or Alicia Tschirhart of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP at (858) 436-8020 and (858) 436-8037, respectively.

Very truly yours,
Maxwell Technologies, Inc.
/s/ Franz Fink
Franz Fink, President and Chief Executive Officer